CUSIP No. 53228J103	13D	(Page 1 of 5)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Lightyear Network Solutions, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

53228J103
(CUSIP Number)

LY Holdings, LLC
c/o J. Sherman Henderson III
1901 Eastpoint Parkway
Louisville, Kentucky 40223
 (502) 244-6666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Whitney Calvert
McBrayer, McGinnis, Leslie & Kirkland, LLC
201 East Main Street
Suite 1000
Lexington, Kentucky  40507
Telephone (859) 231-8780

November 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON

LY HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Kentucky

NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED		10,000,000 shares of Common Stock entitled to one vote per share 1
BY EACH REPORTING
PERSON WITH:	8	SHARED VOTING POWER	-0-

	9	SOLE DISPOSITIVE POWER
		10,000,000 shares of Common Stock 1

	10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000 shares of Common Stock 1

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	45.3%1

14	TYPE OF REPORTING PERSON	HC

1 Calculated pursuant to Rule 13d-3.  The percentage is calculated based on 22,089,888 outstanding shares of Lightyear Network Solutions, Inc. common stock issued and outstanding as of August 12, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2011.  The Reporting Person currently owns 10,000,000 shares of Issuer common stock.

CUSIP No. 53228J103	13D	(Page 3 of 5)

Explanatory Note:    This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13D originally filed by LY Holdings, LLC (the “Reporting Person”) with the Securities and Exchange Commission on February 22, 2010 as amended by Amendment No. 1 filed with the SEC on February 1, 2011 (as amended, the “Schedule”).  Unless otherwise indicated, each capitalized term used, but not defined herein, shall have the meaning assigned to such term in the Schedule.

ITEM 1.	SECURITY AND ISSUER.

Item 1 of the Schedule is hereby amended in its entirety to state as follows:

This Statement relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of Lightyear Network Solutions, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1901 Eastpoint Parkway, Louisville, Kentucky 40223.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Sub-paragraph 1 of Item 5(a-b) of the Schedule is hereby amended to read in its entirety as follows:

(a-b)
1.
As of November 4, 2011, the Reporting Person may be deemed to beneficially own, have sole voting power over, and have sole power to direct the disposition of 10,000,000 shares of Issuer common stock, representing 45.3% of Issuer’s outstanding common stock as reported in Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2011.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule is hereby amended to delete the information in the first two paragraphs of the original Schedule and include the information set forth in the following paragraphs:

On November 4, 2011 (the “Transaction Date”), the Reporting Person entered into an Intercompany Obligations Settlement Agreement (the “Settlement Agreement”) by and among the Reporting Person, the Issuer, Lightyear Network Solutions, LLC, and Chris Sullivan.  Under the Settlement Agreement, the Reporting Person agreed to surrender to the Issuer 9,500,000 shares of Preferred Stock in exchange for the forgiveness of certain indebtedness.

Also on the Transaction Date, the Reporting Person entered into a Security Agreement (the “Security Agreement”) and Stock Pledge Agreement (the “Issuer Pledge Agreement”) in favor of the Issuer whereby the Reporting Person granted the Issuer a security interest in 2,000,000 of the Reporting Person’s Common Shares.  The Pledge Agreement relates to and was granted in partial consideration of indebtedness in the amount of $1,223,203.02 pursuant to a Promissory Note dated as of the Transaction Date (the “Note”).

Also on the Transaction Date, the Reporting Person entered into a Collateral Release Agreement (the “Release Agreement”) with the Issuer and First Savings Bank, F.S.B. (the “Bank”).  Under the Release Agreement, the Bank released its security interest in 2,000,000 shares of Issuer preferred stock (the “Released Shares”) held by the Reporting Person.

CUSIP No. 53228J103	13D	(Page 4 of 5)

Also on the Transaction Date, the Reporting Person entered into a Stock Pledge Agreement (the “Bank Pledge Agreement”) in favor of the Bank whereby the Reporting Person granted the Bank a security interest in 2,000,000 shares of Issuer common stock.  The Pledge Agreement relates to the Settlement Agreement and was granted to replace the Released Shares.

Under both the Issuer Pledge Agreement and the Bank Pledge Agreement, the Reporting Person retains the sole voting and dispositive power over its Common Shares, such powers being released only upon an event of default under the Note.

Rice-LY, LLC, a Kentucky limited liability company owned and managed by W. Brent Rice, Rice’s wife and Rice’s two adult children, has pledged 1,250,000 shares or a 10% beneficial interest in the Reporting Person, and LANJK, LLC, a Kentucky limited liability company managed by J. Sherman Henderson and owned by Henderson’s wife, Judy, has pledged 3,750,000 shares or a 30% beneficial interest in the Reporting Person, as collateral on a $6,750,000 promissory note (the “Promissory Note”) made to Sullivan by the Issuer.  If, pursuant to an event of default under the Promissory Note, Sullivan foreclosed on and received these interests of the Reporting Person, Sullivan would own 70% of the equity of the Reporting Person, resulting in Sullivan owning a 31.71% beneficial ownership interest in the Issuer.

The Settlement Agreement, the Security Agreement, the Issuer Pledge Agreement, the Release Agreement, the Promissory Note and the Bank Pledge Agreement were all reported in and filed as exhibits to the Issuer’s Current Report on Form 8-K dated November 4, 2011.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                      Exhibits

1.
Intercompany Obligations Settlement Agreement, dated November 4, 2011, among LY Holdings, LLC, Lightyear Network Solutions, Inc., Lightyear Network Solutions, LLC, and Chris Sullivan (Incorporated by referenced to Exhibit 10.1 to the Issuer’s Form 8-K dated November 4, 2011).

2.
Security Agreement, dated November 4, 2011, 2011 between LY Holdings, LLC and Lightyear Network Solutions, Inc. (Incorporated by referenced to Exhibit 10.3 to the Issuer’s Form 8-K dated November 4, 2011).

3.
Stock Pledge Agreement, dated November 4, 2011, 2011, between LY Holdings, LLC and Lightyear Network Solutions, Inc. (Incorporated by referenced to Exhibit 10.5 to the Issuer’s Form 8-K dated November 4, 2011).

4.	Promissory Note, dated November 4, 2011, 2011 by LY Holdings, LLC (Incorporated by referenced to Exhibit 10.2 to the Issuer’s Form 8-K dated November 4, 2011).

5.	Stock Pledge Agreement, dated November 4, 2011, by LY Holdings, LLC in favor of First Savings Bank, F.S.B. (Incorporated by referenced to Exhibit 10.4 to the Issuer’s Form 8-K dated November 4, 2011).

CUSIP No. 53228J103	13D	(Page 5 of 5)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

LY HOLDINGS, LLC

By	/s/ W. Brent Rice
Name:	W. Brent Rice, Member/Manager

Date: November 8, 2011